Mail Stop 4561

February 24, 2009

Mr. Stanley L. Schloz
Chief Executive Officer
Tempco, Inc.
7625 East Via Del Reposa
Scottsdale, Arizona 85258

        **Re:**    **Tempco, Inc.**
                    **Form 10-KSB for Fiscal Year Ended June 30, 2008**
                    **Filed September 29, 2008**
                    **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
                    **Filed January 27, 2009**
                    **File No. 1-10320**

Dear Mr. Schloz:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 4T. Controls and Procedures

1.      You have disclosed the effectiveness conclusion of your principal executive officer and principal financial officer only with respect to the first prong of the definition of disclosure controls and procedures appearing in clause (i) of the first paragraph of this item. In future filings, please revise this item to extend the effectiveness conclusion to cover the second prong of the definition of disclosure controls and procedures appearing in clause (ii) of that paragraph.

Exhibit 31. Certification Pursuant to Section 302

2.      Your certification omits the language referring to internal control over financial reporting appearing in the introduction to paragraph (4) and in paragraph 4(b) of the form of certification as set forth in Item 601(b)(31) of Regulation S-K.  Please amend your certifications to include these statements.

3.      The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature.  See Section II.B.4 of SEC Release No. 34-46427.  We note, among other things, that you have:

- Deleted the words "cash flows" in paragraph (3);  and
- Deleted the language "(the registrant's fourth fiscal quarter in the case of annual      report)" in paragraph 4(c).

Please revise your amended certification to conform in all cases to the exact language of Item 601(b)(31) of Regulation S-K.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,


Mark Kronforst
Accounting Branch Chief